UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Digital Angel Corporation
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

25383A200
(CUSIP Number)

August 27, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☐	Rule 13d-1(b)

b.	☑	Rule 13d-1(c)

c.	☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	25383A200

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Louis Michael Haller III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

2,000,000
NUMBER OF
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	7	SOLE DISPOSITIVE POWER
PERSON
WITH:		2,000,000

	8	SHARED DISPOSITIVE POWER

0
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

 Item 1.

     (a) Name of Issuer

Digital Angel Corporation (the “Issuer”)

     (b) Address of Issuer’s Principal Executive Offices

300 State Street, Suite 214
New London CT, 06320

Item 2.

(a)	Name of Person Filing Louis Michael Haller III

(b)	Address of Principal Business Office or, if none, Residence 300 State Street, Suite 214 New London, CT 06320

(c)	Citizenship United States of America.

(d)	Title of Class of Securities

Common stock, $0.01 par value per share, of the Issuer (the “Common Stock”)

(e)	CUSIP Number 25383A200

Item 3. If this statement is filed pursuant to RuleS13d-1(b) or 13d-2(b), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

     (a) and (b):

On August 27, 2012, following the execution of the Employment Agreement with the Issuer on August 23, 2010 (as disclosed in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on August 28, 2012), the Reporting Person was granted a stock option to purchase an aggregate total of 10,000,000 shares of Common Stock. The option as to 2,000,000 shares immediately vested upon grant and the other shares vest in four additional tranches, each tranche as to 2,000,000 shares, upon meeting certain conditions.  As a result, the Reporting Person is deemed to beneficially own 2,000,000 shares of Common Stock, and all such shares of Common Stock represent beneficial ownership of approximately 6.1% of the Common Stock, based on 30,874,685 shares of Common Stock issued and outstanding on August 27, 2012,

     (c) Number of shares as to which the person has:

               (i) Sole power to vote or to direct the vote:    2,000,000    .

               (ii) Shared power to vote or to direct the vote:    0    .

               (iii) Sole power to dispose or to direct the disposition of:    2,000,000    .

               (iv) Shared power to dispose or to direct the disposition of:    0    .

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 29, 2012

LOUIS MICHAEL HALLER III
By:	/s/ L. Michael Haller
Louis Michael Haller III